SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   __________

                                   SCHEDULE TO
                                 (Rule 14D-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                      STATE FINANCIAL SERVICES CORPORATION
                      ------------------------------------
                            (Name of Subject Company)

                      STATE FINANCIAL SERVICES CORPORATION
                      ------------------------------------
                             (Name of Filing Person)

                     Common Stock, par value $0.10 per share
                (and Associated Preferred Share Purchase Rights)
                ------------------------------------------------
                         (Title of Class of Securities)
                                    856855101
                      (CUSIP Number of Class of Securities)

                                Michael J. Falbo
                      President and Chief Executive Officer
                      State Financial Services Corporation
                           10708 West Janesville Road
                         Hales Corners, Wisconsin 53130
                                 (414) 425-1600
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 With a copy to:

                                 Jay O. Rothman
                                 Foley & Lardner
                            777 East Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-5367
                                 (414) 271-2400

                            CALCULATION OF FILING FEE

---------------------------------------- -------------------------------------
           Transaction Valuation*            Amount of Filing Fee**
---------------------------------------- -------------------------------------

                $11,550,000                        $1,062.60
---------------------------------------- -------------------------------------

* Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of a total of 700,000 shares of the outstanding common stock, par value $0.10 per share, at the maximum tender offer price of $16.50 per share in cash.
**   Previously paid.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:     $1,062.60       Filing Party: State Financial Services
                                                        Corporation
Form or Registration No.:  Schedule TO-I  Date Filed:   November 1, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     |_| third-party tender offer subject to Rule 14d-1.
     |X| issuer tender offer subject to Rule 13e-4.
     |_| going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

          This Amendment No. 1 to Schedule TO amends and supplements the Issuer Tender Offer Statement on Schedule TO, filed on November 1, 2002, relating to the offer by State Financial Services Corporation, a Wisconsin corporation ("State"), to purchase up to 700,000 shares of its common stock, par value $0.10 per share, and associated preferred share purchase rights, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price not greater than $16.50 nor less than $14.00 per share, net to the seller in cash, without interest. State's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"); which, as each may be amended and supplemented from time to time, together constitute the "Offer."

          This Amendment No. 1 to Schedule TO is filed to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

          The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that the information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEMS 4 and 11.

          Items 4 and 11 of the Schedule TO, which incorporate by the reference information contained in the Offer to Purchase and Letter of Transmittal, are hereby amended and supplemented as follows:

          (a) The information set forth in Section 1 ("Number of Shares; Proration") of the Offer to Purchase is amended by amending and restating the ninth paragraph thereof as follows:

                    "In accordance with Instruction 6 of the Letter of Transmittal, if you desire to tender shares, you must specify the price or prices, not greater than $16.50 nor less than $14.00 per share, at which you are willing to sell your shares. Prices may be specified in increments of $0.25. Alternatively, if you desire to tender your shares, you can choose not to specify a price and, instead, specify that you will sell your shares at the purchase price selected by us for shares properly tendered in our offer. This could result in you receiving a price per share as low as $14.00 and could contribute to lowering the purchase price we ultimately select. By following the instructions to the Letter of Transmittal, you can specify one minimum price for a specified portion of your shares and a different minimum price for other specified shares. You can also specify the order in which your shares will be purchased in the event that, as a result of the proration provision or otherwise, some but not all of your shares are purchased pursuant to the offer, and you can condition your tender of shares on the


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

          purchase of all or a specified minimum number of your shares being purchased."

          (b) The information set forth in Section 4 ("Procedures for Tendering Shares") of the Offer to Purchase is amended by amending and restating the fourth paragraph thereof as follows:

                    "If you wish to maximize the chance that your shares will be purchased at the purchase price we select, you should check the box in the section of the Letter of Transmittal next to "Shares Tendered at Price Determined By Dutch Auction." This means that you will accept the purchase price we select in accordance with the terms of our offer. Note that this election could result in your shares being purchased at the minimum price of $14.00 per share and could contribute to lowering the purchase price we ultimately select."

          (c) The information set forth in Section 7 ("Conditions of the Offer") of the Offer to Purchase is amended by amending and restating the first paragraph thereof as follows:

                    "Notwithstanding any other provision of our offer, we will not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, purchase and accordingly pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, if at any time on or after November 1, 2002 and prior to the Effective Time, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event, including any action or omission to act by us, makes it inadvisable to proceed with our offer or with acceptance for payment or payment for the shares in our offer:"

          (d) The information set forth in Section 7 ("Conditions of the Offer") of the Offer to Purchase is amended by amending and restating the condition described in paragraph (iii)(e) thereof as follows:

                    "(e) a decrease in the market price of the shares of more than 15% measured from the close of trading on October 29, 2002, the last trading day preceding the date this offer was announced, and the close of trading on the last trading day prior to expiration of this offer or any change in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries taken as a whole, or on the trading of our shares;"

          (e) The information set forth in Section 7 ("Conditions of the Offer") of the Offer to Purchase is amended by amending and restating the condition described in paragraph (iv) thereof as follows:

                    "(iv) any decline in the Nasdaq National Market Composite Index, the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial

          Companies in excess of 15% measured from the close of trading on October 29, 2002."

          (f) The information set forth in the section with the caption "Shares Tendered at Price Determined by Dutch Auction" in the box titled "Price (In Dollars) Per Share At Which Shares Are Being Tendered" in the Letter of Transmittal is amended by amending and restating the language thereof as follows:

                    "I want to maximize the chance of having State Financial Services Corporation purchase all of the Shares I am tendering (subject to the possibility of proration). Accordingly, by checking this ONE box INSTEAD OF ONE OF THE PRICE SELECTION BOXES BELOW, I hereby tender my Shares at the Purchase Price resulting from the Dutch Auction tender process. I acknowledge that this action will result in me receiving a price per Share that could be as low as $14.00 or as high as $16.50 and could contribute to lowering the purchase price ultimately selected by State Financial Services Corporation."

Item 12. Exhibits.

          Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

          Exhibit No.      Description

          99(a)(5)(v)      Press Release of State Financial Services
                           Corporation, dated November 19, 2002 [Incorporated by reference to Exhibit 99 of State Financial
                           Services Corporation's Current Report on Form 8-K filed on November 19, 2002]


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
                                    SIGNATURE


          After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2002            STATE FINANCIAL SERVICES CORPORATION


                                     By: /s/ Michael J. Falbo
                                         ---------------------------------------
                                         Michael J. Falbo
                                         President and Chief Executive Officer



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
                                  EXHIBIT INDEX

Exhibit No.                Description

99(a)(5)(v)   Press Release of State Financial Services Corporation, dated
              November 19, 2002 [Incorporated by reference to Exhibit 99 of
              State Financial Services Corporation's Current Report on Form
              8-K filed on November 19, 2002]





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